Writer’s Direct Dial: +1 212 225 2208

E-Mail: adelacruz@cgsh.com

January 16, 2018

VIA EDGAR

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re: Central Puerto S.A.

Registration Statement on Form F-1; File No. 333-222402

Dear Ms. Ransom:

On behalf of our client, Central Puerto S.A. (“Central Puerto,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Consumer Products (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 12, 2018 (the “Comment Letter”) with respect to the registration statement on Form F-1 filed on January 3, 2018 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

In addition to the amendments made in response to the Comment Letter, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its January 9, 2018 filing, as well as generally to update the Registration Statement.

The Company is also filing to the Commission the aforementioned amended registration statement on Form F-1 (File No. 333-222402) (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Office of Consumer Products

January 16, 2018

Risk Factors

Risks Relating to Our Shares and ADSs

“The market price for our common shares or ADSs could be highly volatile…” page 66

1.	We note your statement in this section that, in a personal message to an acquaintance, “Mr. Pérès Moore, the Chairman of [y]our Board of Directors, stated in effect that Central Puerto is a valuable company, that its stock has risen substantially, and that whether there could be upside remains to be discussed.” You also disclose that the personal message from Mr. Moore was retransmitted without authorization. With a view to understanding the substance of and the audience to which these statements were communicated, please provide us with more information about this communication including Mr. Moore’s exact language, if known, and the channels by and parties to which these statements were retransmitted.

Response: On behalf of Central Puerto, we respectfully submit the following in response to the Staff’s comment:

Mr. Pérès Moore sent a voice message (the “Message”) in Spanish to an acquaintance (“Recipient #1”), using the WhatsApp application (https://www.whatsapp.com/). A transcription of the full message follows, together with an English translation:

“Perfecto José, si diluvia te esperamos, no hay ningún problema, avisa dos minutos antes y estás perfectamente invitado. Sí, soy el presidente de Central Puerto, y ahora salimos a la bolsa de New York. Vamos a hacer un IPO en el mes de enero, el 15 de enero empieza el roadshow, el precio se fija el 1 de febrero. Pero bueno, vale bastante Central Puerto, es para hablar si tiene upside o no. Pero bueno. Así que bueno, te mando un abrazo, y seguramente te haya ido bien con las acciones porque subió mucho. Te mando un abrazo grande, chau.”

English translation:

“OK José, if it is pouring we wait for you, no problem, just tell us two minutes before and you are perfectly invited. Yes, I am the chairman of Central Puerto, and we are about to go out on the New York stock exchange. We are doing an IPO in January, the roadshow starts on January 15; the price is being fixed on February 1. But well, Central Puerto is worth a lot, it remains to be discussed whether it has upside or not. But well… so well, I send you a hug—you surely did well with the stock as it has gone up a lot. I send you a big hug, bye.”

Mr. Pérès Moore has informed the Company that, on December 20, 2017, he was exchanging messages with Recipient #1 about the logistics for a high-school reunion. In the course of the exchange, Recipient #1, who had not been in regular contact with Mr. Pérès Moore, indicated that he owned some shares of Central Puerto and asked what position Mr. Pérès Moore has at Central Puerto. Mr. Pérès Moore sent the Message in response to that inquiry, and there was no further exchange between them concerning Central Puerto or the proposed offering, except as referred to below.

On December 22, 2017, an individual shareholder of the Company (the “Emailer”) sent an email to the Company making reference to a Whatsapp voice message from Mr. Pérès Moore about the Company. The complete text of the e-mail message follows, together with an English translation:

“Buenas tardes [Company’s officer], en esta ocasión te contacto por el reciente audio difundido masivamente en la plataforma de Whatsapp del presidente de nuestra compañía, el Sr. Peres Moore, en el

Office of Consumer Products

January 16, 2018

que se escucha al mismo hablando mal sobre el potencial futuro de upside de la compañía. Me parece que atenta fuertemente contra la cotización de la empresa y contra nosotros, los accionistas que dependemos de la misma, como también contra inversores extranjeros con motivo del ADR, dudo que alguien compre la IPO escuchando lo dicho por Peres Moore. Me gustaría una explicación por parte de la empresa, o alguna medida para arreglar la situación. Espero una respuesta a la brevedad y reafirmo mi posición en esta compañía por que me gusta mucho. Abrazo gigante [Company’s officer]”

English translation:

“Good afternoon [Company’s officer], I am contacting you on this occasion about the recent audio that was massively disseminated in the Whatsapp platform of the chairman of our company, Mr. Peres Moore, in which he can be heard talking badly about the potential upside future of the company. I think it strongly attempts against the market price of the company and against us, the shareholders who depend on it, as well as against foreign investors due to the ADR, I doubt that anyone would buy in the IPO hearing what was said by Mr. Peres Moore. I would like an explanation by the company, or some measure to fix the situation. I expect an answer in the short term and I re-affirm my position in this company because I really like it. Big hug [Company’s officer]”

The Company did not respond to the Emailer and has not received any further emails or messages from the Emailer since then.

Upon becoming aware of the e-mail message, Mr. Pérès Moore inquired of Recipient #1 how the Message might have come to be retransmitted, and Recipient #1 said that he had forwarded the Message to a second individual (“Recipient #2”), who had then forwarded the Message to an unidentified third individual. Mr. Pérès Moore does not know Recipient #2 or the Emailer, did not know the message had been retransmitted to them and did not authorize any retransmission of the Message.

Recipient #1, Recipient #2 and the Emailer are, according to the Company’s records, Argentine nationals domiciled in Argentina who hold small amounts of the Company’s shares. Moreover, Mr. Pérès Moore has indicated to the Company that he and, to his knowledge, Recipient #1 were both in Argentina at the time the Message was sent.

Since the events described above, which occurred between December 20, 2017 and December 22, 2017, the Company has not become aware of any other retransmission of the Message.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, page 83

2.	Please clarify for us the substantial reasons why the La Plata plant had a significant impact on your revenues and income figures. In this regard, it appears the plant was immaterial to both total assets and your installed capacity. Please help us understand the reason for this disparate result.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff about the following considerations relating to the La Plata plant:

•	The La Plata plant was built in 1995 in connection with a 22-year agreement with YPF for the supply of steam and electric power beginning on October 31, 1995 (the “YPF Agreement”). The plant is located inside YPF’s La Plata refinery.

•	The useful life used to depreciate the material assets of the La Plata plant is the term of the YPF Agreement, which expired on October 31, 2017. Therefore, as of September 30, 2017 the La Plata plant had been fully depreciated, up to its residual value.

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January 16, 2018

•	Most of the revenues from the La Plata plant are derived from the YPF Agreement, which provides for the sale of electric power and all the steam generated by the plant. The La Plata plant also sells energy in excess of YPF’s demand on the spot market through the Argentine Interconnection System pursuant to the framework in place prior to Resolution 95/13, which was passed by the former Secretariat of Energy (“Resolution 95”).

•	The Company entered into the YPF Agreement with the regulations in force at that time (i.e., October 1995). The agreement was negotiated as a private long-term energy supply contract (as opposed to the energy sold under Energia Base framework described in the Preliminary Prospectus) and contemplated the recovery of the cost of fuel used for generation purchased by the Company, and the capital investment, plus a margin. Consequently, the price stipulated in the YPF Agreement for electric power is more favorable to the Company than the price of energy sold to CAMMESA under the Energia Base framework. Moreover, the terms of the YPF Agreement have not been affected by changes in regulations enacted by the Argentine government since 2003.

•	In accordance with Resolution 95 (that was passed in 2013), the prices under the Energia Base framework do not contemplate fuel cost required to produce the energy the Company generates in its other thermal plants (Puerto Complex and Lujan de Cuyo plant) since the fuel is supplied by CAMMESA free of charge. Additionally, the price of electricity determined by Resolution 95 (and its amendments) is significantly lower than the price the Company obtained through the YPF Agreement.

•	The Company’s calculation of the installed capacity of its plants relates only to the generation of electricity and does not include its by-product steam.

Due to the above mentioned considerations, the revenue generated from the operations of the La Plata plant is significantly higher in relation to its asset value and installed capacity; in addition, the revenue from the La Plata plant includes sales of steam to YPF. Additionally, the carrying value of the property, plant and equipment was comprised primarily of the residual value of the La Plata plant at September 30, 2017.

Audited consolidated financial statements of Central Puerto S.A.

Notes to the Audited Consolidated Financial Statements

a) Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables, page F-8

3.	We have reviewed your response to comment 5. We note that the “Restricted Decisions” require the “affirmative vote” of the other CVO shareholders and of at least one board member appointed by the other shareholders. We also note your disclosure on page 58 that “the Argentine government’s stake in CVOSA will be at least 70% pursuant to FONINVEMEM arrangements.” Please explain to us in sufficient detail how these factors do not preclude consolidation of CVO. In particular, clarify how you determined that none of the rights held by the other shareholders and their board appointees in regards to the “Restricted Decisions,” particularly items (ix) and (x) related to approving operating agreements, are substantive rights. In addition, considering the Argentine government will ultimately own a 70% interest, it appears that any control you currently have would only be on a temporary basis. Please address how you considered the probability of temporary control or why it was not a consideration. We may have further comment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that when the Company assessed whether it has control over CVO it considered two factors: (i) the relevant activities of CVO (as defined below) and (ii) the existing rights.

Certain generators, including the Company, created CVO in order to provide third-party management services to a separate trust fund, related to the purchasing of equipment for, building, operating and

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January 16, 2018

maintaining of, the power plant Central Vuelta de Obligado (the “CVO Thermal Plant”). Such management services (hereinafter the “relevant activities of CVO”) will be provided until the CVO Thermal Plant is transferred to CVO.

Once the relevant activities of CVO were identified, the Company considered whether it had the current ability to direct those activities.

Pursuant to the terms of the shareholders agreement, the Company determined that the Restricted Decisions described in items “(i)” through “(v)” and “(viii)” of the Company’s Response Letter dated January 3, 2018 grant the Other Shareholders of CVO a veto right over fundamental changes that fall outside CVO’s ordinary course of business. Therefore, these rights are protective in nature. In relation with Restricted Decisions covered by items “(vi)”, “(vii)”, “(ix)” and “(x)”, the related veto rights do not affect the relevant activities of CVO since they pertain to the CVO Thermal Plant operations, which are currently not assets of CVO, and do not affect CVO’s current returns. Those Restricted Decisions will affect CVO only after the CVO Thermal Plant is transferred to CVO and the share ownership structure changes as described below.

In addition, when the Company assessed whether it had control over CVO, the Company did not consider the potential voting rights that would be held by the Argentine government under the CVO FONINVEMEM agreement, which voting rights will not materialize until after the period in which CVO provides management services.

IFRS 10 paragraph B22 states that a right is only considered in the assessment of power if it is substantive (i.e., the holder has the practical ability to exercise that right). Also, paragraph B24 provides that to be substantive, rights also need to be exercisable when decisions relating to the direction of the relevant activities need to be made. One of the common factors to consider when evaluating whether a right is substantive includes the timing and length of the exercise period.

The Company believes that the fact that the Argentine government is expected to have 70% of the voting rights in CVO as from 2028 is not relevant to the determination of control over the relevant activities of CVO prior to 2028. All facts and circumstances must be considered in assessing whether a right is substantive (including, but not limited to consideration of the exercise period). Since the Argentine government did not have the current ability as of December 31, 2016 to make decisions pertaining to the relevant activities of CVO, the right to become the majority shareholder of CVO in 2028 should be considered non-substantive in the assessment of control as of December 31, 2016 and should not preclude consolidation of CVO by the Company.

The Company supplementally advises the Staff that as of December 31, 2016, the net assets of CVO amounted to Ps. 500,000 or US$ 27,000 and that the assets and liabilities of CVO included in the Company’s consolidated financial statements represented approximately 0.4% and 0.7% of the total assets and liabilities of the Company, respectively, with no effects in any line item of the Company’s consolidated statement of income.

* * *

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Office of Consumer Products

January 16, 2018

Very truly yours,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Jorge Rauber
Chief Executive Officer
Central Puerto S.A.

Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP